

NEUROCARRUS

Treating Neurodegenerative Disease and Pain Without Addiction

Highlights

Regular Updates

Founders have a strong track record of investor updates.

1. Drug candidate N-001 provides relief from acute pain in animals caused by inflammation or surgery.

2. Neurocarrus has built a pipeline of drugs using the APOLLO targeting and delivery system.

3	N-001, NL-17, N-19a treat acute, migraine and chronic pain by sensory neuron targeting.
4	The APOLLO drugs use a unique manufacturing process to discourage competitors.
5	There is a massive market for the treatment of Neurodegenerative disease and pain around the world.
6	Neurocarrus has a strong track record of non-dilutive funding from federal and state government.
7	Founder has been working in the space for 25+ years trouble shooting commercial biologicals.
8	Patents issued and pending on exclusively licensed technology in both the U.S. and select countries.

Team



Paul Blum Co-founder/CEO

30+ years in cell engineering and microbiology, focused on protein drug development. Paul is full time CEO of Neurocarrus in Monterey, California. He is a serial inventor and was an endowed university professor.





Derek Allen Research Scientist

Ph.D. focused on protein drug development with emphasis on protein synthesis and purification. Also specialized in bioassays and potency studies.





Jianguo Cheng, MD, Ph.D Board Member

Professor and Director, Cleveland Clinic; Past President, American Academy of Pain Medicine. Highly active in research and pain medicine and strongly supported by NIH. Also an active editor in top pain journals.



Bruce McDonald, JD Board Member

Partner in the intellectual property group at Smith, Gambrell & Russell, LLP; member of the District of Columbia Bar. Specialized in trademark law and intellectual property litigation, particularly negotiation of licensing agreements.



Mark Blum, JD Board Member

Mark is an attorney licensed in California who practices law in California since 1986. For the past three years, he has continued his role as a shareholder, managing member and practicing attorney at Horan Lloyd.



Vicky Valverde Salas Board Member

Vicky attended MIT majoring in Mathematics, Physics and Biology. He earned an M.D. from the U. Madison Wisconsin Medical School and trained in Family Medicine at Case Western Reserve. For the past 20 years he ran his own medical Primary Care Clinic.

neurocarrus.com

Publications:

Neurocarrus top scientific publications:

[Animal efficacy and safety studies](#)

[Targeting, mechanism, and efficacy studies](#)

[Drug design and engineering studies](#)





Treating Neurodegenerative Disease and Pain Without Addiction

Cell-targeted, Non-Opioid Therapeutics

For more information: paul@neurocarrus.com

Welcome to Neurocarrus!

We are a drug development startup company making a new therapeutic to treat severe human pain without addiction.

Paul Blum our CEO, invented the drug while at the U Nebraska. After retiring from academia, he now works full time at Neurocarrus.

Together with chief scientist Derek Allen and other Neurocarrus staff, our team is highly motivated to bring our drug to market.

Help us fight the opioid epidemic and solve the human tragedy of widespread poorly managed severe pain.


NEUROCARRUS
Current drugs for neurodegenerative disease and severe pain can be addictive and toxic resulting in hundreds of thousands of deaths per year
OPIOID CRISIS IN AMERICA
THE PRESIDENT HAS DECLARED A PUBLIC HEALTH EMERGENCY. NOW WHAT?
CDC: Opioid overdoses kill almost 5 people every hour in the U.S.
Neurocarrus designed APOLLO as a novel drug delivery platform for treatment of diverse neurodegenerative disease without addiction, toxicity or off-target effects
Payload - C2I Actin Remodeler
Targeting - C1 Receptor Binder
APOLLO
Translocator domain - C2II
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Neurodegeneration and Pain:
Neurodegeneration damages neurons and often causes pain (called sensory neurons) that lie outside the central nervous system and brain. Therefore the Neurocarrus drug, N-001, designed using the APOLLO targeting and delivery system finds and attaches to such neurons located only in the body's peripheral regions (not brain) and then calms their excessive activity. This strategy avoids addiction because it avoids the central nervous system (brain).

To target sensory neurons and and treat pain, N-001 had to be multi-functional. N-001 is targeted to sensory neurons not motor neurons and therefore has no effect on muscles. It is only active once it goes inside sensory neurons. Together these two functions limit side effects and

distinguishes N-001 from all other pain drugs. Once inside the sensory neuron, N-001 modifies the internal actin-based skeleton to reduce neural signaling.

The Neurocarrus drug acts like a dimmer switch on neurons without blocking sensation. Importantly N-001 is reversible.


NEUROCARRUS
Apollo: A pipeline of targeted therapeutics for delivery to selected tissues and cells
N-001, N-19a, N-27
The pain markets
NL-17, N-Q11
Migraine
N-BX200 series
Botox-indications
N-C200 series
Metastatic cancer blocker
N-45a series
Propriocep tor repair
N-P27 series
Alzheime r plaque buster
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A pipeline of new therapeutics :

Using the APOLLO targeting and delivery system, a deep tech invention unparralelled in pharmaceutical science, Neurocarrus has built a series of candidate therapeutics.

N-001 treats acute pain
NL-17 treates migraine
N -19a treats chronic pain

Each of these biologics (proteins) have unique medical uses for specific populations providing important value propositions.

NEUROCARRUS

Leading Drug Products are Efficacious, Safe and Valuable

Main Indications

Acute Pain asset N-001: at a price point of $500 per dose (estimate based on competitor anesthesia) this is market entry at **$250M revenue** with capacity to expand 100 fold and **net profit of $200 per dose**.

Chronic pain asset N-19a: 1% market entry (670K patients) dosed monthly **$4.02B revenue** per year.

Migraine Prevention asset NL-17: 1% market entry (66K patients) dosed monthly is **$396M revenue** per year.

Preclinical PAIN Trial Metrics*

Eliminates inflammatory, surgical, chronic, and migraine pain

Acts longer than anesthetics AND narcotics

High safety. After multiple dosing; no toxicity, adverse histochemistry, cytology, or physiology and no neutralizing ADAs

*Independently confirmed by CROs and Stanford University using double blinded procedures

NEURОCΛRRUS

Alternatives and Competitors

N-001 is first-in-class

	N-001	Opioids (OxyContin)	Over-the-counter (Tylenol, Ibuprofen)	Anesthesia (Amytal)	Long Lasting Anesthesia (Exparel)
Severe Pain Surgical	x	x		x	x
Non-addictive	x		x	x	x
Long lasting	x				x
Targeted	x				

NEURОCΛRRUS

N-001 Profile

- A rationally designed multifunctional biological (protein) that targets sensory neurons and is active only inside them.
- Cell targeting combined with intracellular activity minimizes side effects and improves likelihood of positive clinical trial outcomes.
- Locally administered at the site of pain, by injection or patch or nerve block, not systemic no CNS effect.
- Preclinical tests measuring efficacy and safety are promising.


C2I payload
Adapter
C2II Translocation domain
C1 Binding domain

The market opportunity and human health:
With an estimated 30% of the population worldwide affected, pain is one the most prevalent health problems in the world. Pain is affecting 56% of American adults, more than diabetes, heart disease, and cancer combined.

Acute pain due to injuries, accidents, labor, and childbirth, or surgeries represents a significant concern for 67.5% of patients admitted to hospitals. There are nearly 50 million surgeries in the US per year that involve pain management.

Unrelieved acute pain is one of the risk factors in the development of chronic pain, with 10% - 50% of patients developing persistent pain after different operations. Specifically, there are over a million orthopedic surgeries performed each year in the US. Total hip and knee arthroplasties are common surgeries in orthopedics with more than 300,000 hip replacements and 600,000 knee replacements performed each year.


NEUROCARRUS
Progress
Neurocarrus progress is accelerating
$2,700K Phase II SBIR award IND 2025
2023
$450K Equity Investment
Preclinical trials
2021
NIH
National Institutes of Health
SBIR
America's Seed Fund



A history of strong funding:
Neurocarrus has received considerable non dilutive investment ($3,321,000). These federal and state awards result from confidential reviews by pain experts and business executives coordinated by the awarding sources. They prove that Neurocarrus is highly competitive within the landscape of the US medical establishment. The company has received $600,000 in private investment resulting in a very promising ratio of 5.6 non-dilutive to dilutive funding for future investors. This means that their investment leverages the much larger federal and state commitments which dictate valuation.

A well developed commercialization plan:
Our current Phase II NIH SBIR award of $2,780,000 depended on development of a highly detailed commercialization plan that was reviewed and vetted by reviewers. This plan includes near and long term strategies to develop N-001 within the structure of the federal approval process and to fund the development by strategic partnerships.

And now opportunities to out-license pipeline drugs for revenue generation

Accomplishments Since Our Last Wefunder Raise

NEUROCARRUS

Before Wefunder Raise   **After Wefunder Raise**

IndieBio Incubator Class 6

Public Dissemination: First publication:
https://doi.org/10.1038/srep23707

$100K non dilutive funding awarded by Nebraska Department of Economic Development.

2020:
$250K non dilutive funding awarded by the US NIH Phase I SBIR program

$91K non dilutive funding awarded by Nebraska Department of Economic Development

Partnered with Stanford Medical School and Veterans Administration in Palo Alto CA

First U.S. patent issued

Public Dissemination: Second publication:
https://doi.org/10.1038/s41598-020-69612-9

2021:
Accepted into the United States NIH Preclinical Screening Platform for Pain

Second U.S. patent issued

2023:
$2.78M non dilutive funding awarded by the NIH Phase II SBIR program

$100K non dilutive funding awarded by Nebraska Department of Economic Development

Public Transparency: Third publication:
https://doi.org/10.1038/s41598-020-69612-9

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NEUROCARRUS

Investor Opportunity and Exit Strategies

Wefunder investors receive a SAFE in exchange for their investment using a contract between the investor and Wefunder. A SAFE is a Simple Agreement for Future Equity and is like a convertible note but less complicated. When conditions are met such as an Equity Financing of preferred stock, SAFEs convert to preferred stock.

Investors have several potential strategies to make money. Neurocarrus may be acquired and the investor's shares would be bought out at an increased valuation in exchange for cash, or potentially exchanged for shares in the purchasing company. Alternatively, Neurocarrus may go public and undergo an initial public offering (IPO) allowing investor shares to be publically traded and sold.

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Intellectual Property

- Patent No. 10,633,643 issued by USPTO on April 28, 2020 (priority date in 2015)

- Follow on divisional Patent No. 11,118,170 issued May 19, 2021

- Neurocarrus exclusively licensed these patents for all-fields-of-use along with a sublicense option.

- PCT US 1632573 has issued in Japan 2017-559588 (6-17-21) and EU and is pending in Canada, Israel, and South Korea.

- Provisional 63/695,737 filed September 2024 for treatment of Migraine – extends IP sales protection to 2044

- Provisional filing anticipated 2025 for treatment of chronic pain

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What does success look like?
Solving severe pain without addiction is its own reward. Financial benefit to early investors will result in part from the ongoing protection of intellectual property.

Neurocarrus has two issued US patents invented by CEO Paul Blum and coworkers. The company continues to pursue protection of its intellectual property by patent protection in other countries. These countries were selected by their current manufacturing ability to make protein drugs. Fortunately, the Covid epidemic revealed and reinforced as highly strategic, the selection of countries made by Neurocarrus.

Neurocarrus recently filed a new patent about migraine

Neurocarrus recently filed a new patent about migraine treatment using NL-17, extending the period of protected drug sales and increasing interest by long term investors.

Neurocarrus will continue its aggressive IP strategy to extend protection of its inventions.



SCIENTIFIC REPORTS
OPEN
Retargeting the *Clostridium botulinum* C2 toxin to the neuronal cytosol
Current Topics in Peptide & Protein Research
Review
Repurposed bacterial toxins for human therapeutics
Benjamin J. Pavlik, Kevin E. Van Cott and Paul H. Blum
ABSTRACT
NEUROCARRUS
Publications
SCIENTIFIC REPORTS
natureresearch
OPEN
Intracellular G-actin targeting of peripheral sensory neurons by the multifunctional engineered protein C2C confers relief from inflammatory pain
scientific reports
OPEN
Preclinical characterization of the efficacy and safety of biologic N-001 as a novel pain analgesic for post-operative acute pain treatment
Allen et al 2023 Sci Rep PMID: 37479740
Allen et al 2020 Sci Rep 10, 12789 PMID: 32732905
Pavlik et al 2017 Current Topics in Peptide and Protein Research 2017 18:1-15
Pavlik et al 2016 Nature Sci Reports 6:23707 PMID: 27025362
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NEUROCARRUS
Drug Development


Invention and Patents
Pre-clinical Research
Investigational New Drug Application
Clinical Trials
Drug Approval
FDA
Phase 1
Phase 2
Phase 3
Sub or out-licensing income
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Neurocarrus is early stage in its drug development process:
The company's studies are "pre-clinical" meaning before testing in humans. Some of these studies are described in our publications and many more are underway. The Phase II SBIR award indicates the company has made very significant progress and intends to pursue clinical trials at the end of the funding period.

Preclinical testing uses animals to ensure drug benefit and safety before human testing. While the company regrets the dependence on using animals there are no alternatives. However, all attempts are made to minimize this testing and federal guidelines are followed closely in these efforts.

After pre-clinical development and approval of an IND (application for investigative drug), human testing, called clinical trials occur. They are divided into three stages, phase I, II and III. Each of these trials focus on specific outcomes, safety then benefit then more safety and benefit. Clinical trials are expensive. Funding will be pursued from multiple sources including the federal government by grants, from private investors and from strategic partnerships.

Finally, approval for distribution and sales of N-001 will be pursued in concert with pharmaceutical companies to benefit from their marketing and distribution networks.



Paul Blum, Ph.D.
CEO U Nebraska-
Lincoln and UC Santa
Cruz, 33 years
protein engineering



Derek Allen, Ph.D.,
Research Scientist
University of Nebraska-
Lincoln


Board

Jianguo Cheng, M.D., Ph.D.
Professor of Anesthesiology
Cleveland Clinic, Former
President of American
Academy of Pain Medicine





Vicky Valverde-Salas, MD
M.D. from the U. Madison
Wisconsin Medical
School
twenty years experience
in running his own private
practice and Medical
Primary Care Clinic.



Mark Blum, JD
Attorney licensed in California.
A 1986 graduate of University of
California College of the Law, San
Francisco



Bruce McDonald, JD
Partner in the intellectual property
group at Smith, Gambrell &
Russell, LLP
Member of the District of
Columbia Bar

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The Neurocarrus team:
Paul Blum, CEO of the company has over 30 years of research
experience in protein engineering and microbiology. He leads a
multidisciplinary team of investigators including chief scientist Derek
Allen, with complementary expertise in pain physiology, protein
biochemistry, pharmacology, microscopy, and commercial preclinical
drug development.

Continuing efforts to establish drug benefit are led by Stanford
University's Dr. David Clark, an expert in post-traumatic chronic pain
and pain relief pathways. In addition, the company benefits from
widespread interest among scientists and the public in the
improvement of pain management.

The Neurocarrus advisory board currently includes doctors and
lawyers with a history of interest in human pain and the
development of Neurocarrus. Additional members of the company
include other scientists and lawyers. Pending new federal funding
may add a salaried CFO to the Neurocarrus team to raise private

may add a salaried CEO to the Neurocarrus team to raise private capital and to coordinate strategic deals.

Advisors and collaborators







NEUROCARRUS

***David Clark, MD., Ph.D**. Pain Specialist Advisor and Collaborator* Director of pain relief service, VAPHCS; Professor of anesthesiology, perioperative, and pain medicine at Stanford Medical Center; Member of Bio-X, Member of Wu Tsai Neurosciences Institute; 30 years' experience in pain research.

***Rebecca Wachs, Ph.D., M.Eng**., Chronic Pain Specialist Advisor and Collaborator* Assistant Professor of Biological Systems Engineering Graduate Chair University of Nebraska-Lincoln

***You Zhou, Ph.D**., Microscopy Advisor and Collaborator* Research Professor University of Nebraska-Lincoln; Director of UNL microscopy research core facility

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Government

NIH National Institutes of Health — National Institute of Neurological Disorders and Stroke

NEBRASKA Department of Economic Development

NIH National Institute on Drug Abuse

SBIR America's Seed Fund

Academic

Universitas Nebraskensis Feb. 15, 1869

Leland Stanford Junior University 1891

Cleveland Clinic

The American Academy of Pain Medicine

Neurocarrus Partners

Business

Legal

